4Front Holdings LLC

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018

(Expressed in United States Dollars)

MD&A of 4Front Holdings LLC

This management discussion and analysis (“MD&A”) of the financial condition and results of operations of 4Front Holdings LLC (the “Company” or “4Front”) is for the three months ended March 31, 2019 and 2018. It is supplemental to, and should be read in conjunction with, the Company’s unaudited interim condensed consolidated financial statements and the accompanying notes for the three months ended March 31, 2019. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

This MD&A contains certain “forward-looking statements” and certain “forward-looking information” as defined under applicable United States securities laws and Canadian securities laws. Please refer to the discussion of forward-looking statements and information set out under the heading “Cautionary Note Regarding Forward-Looking Information”, identified in the ‘‘Risks and Uncertainties’’ section of this MD&A. As a result of many factors, the Company’s actual results may differ materially from those anticipated in these forward-looking statements and information.

All references to “$” are to United States dollars unless otherwise specified.

OVERVIEW OF THE COMPANY

4Front Holdings LLC (“Holdings”) is a Delaware limited liability company and was founded on September 15, 2016, with the contribution of the assets and liabilities of 4Front Ventures, Inc. (“Ventures”) (collectively the “Company”). The Company owns and operates, manages, advises and licenses its intellectual property (i.e. standard operating procedures and know how) to licensed cannabis facilities in state-legal markets in the United States. On November 13, 2018, the Company acquired Healthy Pharms, Inc (“HPI”) an operator of a licensed cannabis production facility and a dispensary in Georgetown, Massachusetts and a licensed dispensary in Cambridge, Massachusetts. On February 22, 2019, the Company acquired PHX Interactive, LLC, a management company and lender which manages and lends to a licensed cannabis dispensary in Phoenix, Arizona. On April 15, 2019, the Company acquired Om of Medicine, LLC an operator of a licensed cannabis dispensary in Ann Arbor, Michigan. As of March 31, 2019, the Company owns four dispensaries in Illinois, Massachusetts, and Pennsylvania, and two production facilities in Illinois and Massachusetts. The Company manages one dispensary in Maryland and one dispensary in Arizona. Additionally, the Company expects to open one company owned dispensary in Maryland in mid-2019, and to manage two additional dispensaries in Maryland and a vertically-integrated dispensary and production facility in Massachusetts by the end of 2019.

On March 1, 2019, the Company signed a definitive agreement with Cannex Capital Holdings, Inc. (“Cannex”) for a business combination, whereby the former securityholders of Cannex and 4Front will become securityholders in the combined company (the “Resulting Issuer”). Cannex leases real estate and provides packaging, IP and consulting services to cannabis production facilities in the state of Washington. Cannex and 4Front are arm’s length parties. In connection with the transaction, an application has been made to list the Resulting Issuer’s subordinate voting shares for trading on the Canadian Security Exchange (“CSE”). The transaction was approved by shareholders of Cannex and the CSE has conditionally approved the resulting issuer for listing. The 4Front members are expected to approve the transaction and the transaction is expected to close in late July 2019. The issuance of Multiple Voting Shares of the Resulting Issuer will give 4Front key shareholders voting control of the Resulting Issuer. Cannex and 4Front have agreed to a termination fee applicable under certain circumstances of $10 million.

The Company operates a consulting business that assists customers with acquiring cannabis licenses and operating cannabis facilities. The Company has tightened the focus of its professional services resources to more squarely support the advancement of its own license interests and its legacy clients in key markets, while providing more limited services to select new clients. Revenue from the consulting business will continue due to ongoing fees from existing contracts.

Revenue Streams

The Company has consolidated financial statements across its operating businesses. For the purpose of analysis, 4Front considers two operating divisions – Production and Retail – in which it manufactures, distributes packaged cannabis products to its own dispensaries and third-party retail customers, and from direct sales to end consumers in its retail stores. 4Front currently operates in Arizona, Illinois, Maryland, Massachusetts and Pennsylvania.

As of the three months ended March 31, 2019, 4Front has operating revenue in all markets except Maryland. 4Front expects to open a Maryland retailer in the third quarter of 2019.

4Front continues to receive ongoing revenue from consulting contracts with cannabis license holders.

SELECTED FINANCIAL INFORMATION

The following is selected financial data derived from the unaudited consolidated financial statements of the Company for the three months ended March 31, 2019 and 2018.

The selected consolidated financial information set out below may not be indicative of the Company’s future performance:

	Three Months Ended March 31,

	2019		2018

Total Revenue	$3,556,879		$175,821

Cost of Goods Sold	$1,836,699		$253,911

Gross Profit	$1,720,180	$	(78,090)

Total Expenses	$6,225,824		$1,654,356

Other Income (Loss)	$74,894	$	(199,559)

Total Assets	$81,176,186		$14,533,936

Long-Term Liabilities	$4,493,450		$10,164,318

Three Months Ended March 31, 2019

Revenue

Revenue for the three months ended March 31, 2019 was $3,556,879, up 1,923% from $175,821 for the three months ended March 31, 2018, primarily due to the acquisition of the HPI on November 13, 2018 ($1.6 million in revenue), the opening of the Pennsylvania dispensary on June 12, 2018 ($1.3 million in revenue), and the acquisition of the Arizona dispensary manager on February 22, 2019 ($0.5 million in revenue).

Cost of Goods Sold

Cost of goods sold represents cost to cultivate and produce cannabis products that are produced in the Illinois and HPI facilities and are sold to third parties and owned or managed dispensaries. For products that are purchased from third parties, COGS is the cost of inventory for sales to retail customers. Production costs increased $1,015,900 due to the acquisition of HPI on November 13, 2018. The sale of purchased inventory grew $1,102,057 primarily because of the opening of the Pennsylvania dispensary on June 12, 2018 ($775,995 in COGS), and the acquisition of the Arizona dispensary manager in 2019 ($200,384 in COGS).

Cost of goods sold also includes a reduction of $535,169 for an adjustment to the fair value of cannabis plants that were grown. This increase in valuation is required by IFRS and is calculated based on the selling price less cost to complete, less selling costs.

Gross Profit

Gross profit for the three months ended March 31, 2019 was $1,720,180 which was primarily due to the acquisition of HPI, the opening of the Pennsylvania dispensary, and the acquisition of the Arizona dispensary manager.

Total Expenses

Total expenses for three months ended March 31, 2019 were $5,778,111, an increase of $4,162,789, compared to the three months ended March 31, 2018. This 258% increase is primarily due to increases in SG&A expenses as well as associated professional fees and legal expenses associated with the HPI and Arizona acquisitions. Headcount was also added to administrative departments as the Company has grown significantly. Costs associated with the Cannex merger increased in 2019 by $0.9 million, marketing costs increased by $0.3 million, and share-based compensation increase by $0.3 million. Legal, professional fees, IT expenses, and travel costs also increased as the Company grew.

Total Other Income (Expense)

Total other income for three months ended March 31, 2019 was a net expense of $372,819 as compared to a net expense of $238,593 in the prior year. The increase was due to higher depreciation expense due to the acquisitions and the opening of a dispensary, and the amortization of intangible assets from HPI. These increases were partially offset by higher interest income due to increased lending to related parties.

Loss From Operations

Net operating loss before non-controlling interest for the three months ended March 31, 2019 was $4,931,903, an increase of $2,999,898 as compared to the three months ended March 31, 2018. This higher loss was due to increases in SG&A expenses as well as associated professional fees and legal expenses associated with the HPI and Arizona acquisitions and pending Cannex business combination.

Drivers of Results of Operations

Revenue

As of today, the Company primarily derives its revenue from its retail business. Retail sales are through owned licensed dispensaries in Illinois, Pennsylvania and Massachusetts and managed licensed dispensaries in Arizona and Maryland HPI grows and manufactures much of the products that are sold in their dispensaries. Revenue from the sale of HPI internally produced products is considered dispensary revenue. By producing the products internally, profits on the products are higher than they would be if they were purchased from third parties. By growing products internally, HPI is protected from a shortage of product that is anticipated as adult-use sales grow in Massachusetts in 2019. The Illinois production facility has sold a small amount of product to third-party dispensaries. These sales are expected to increase dramatically when adult-use dispensary licenses are granted in Illinois in early 2020.

Gross Profit

Gross profit is revenue less cost of goods sold. Cost of goods sold includes the costs directly attributable to product sales and includes amounts paid for finished goods, such as flower, edibles, and concentrates, as well as packaging and other supplies, and allocated overhead which includes allocations of rent, salaries, utilities, and related costs. Cannabis costs are affected by various state regulations that limit the sourcing and procurement of cannabis products, which may create fluctuations in gross profit over comparative periods as the regulatory environment changes.

Over the three months ended March 31, 2019, the Company continued to be focused on building and opening new dispensaries and production facilities for Company-owned licenses and for related party license holders. The Company also negotiated and completed an acquisition of an Arizona dispensary manager that closed on February 22, 2019. The company is also improving production techniques at their production facilities at HPI and in Illinois as it gets ready to sell to the adult-use market in the third quarter of 2019 in Massachusetts and in early 2020 in Illinois. Finally, the Company will be managing additional dispensaries in Michigan, Maryland and Massachusetts in 2019.

Total Expenses

Total expenses other than the cost of goods sold, consist of selling costs to support marketing and branding activities. It also includes a significant investment in the corporate infrastructure required to support significant expected growth in the business.

Selling costs generally correlate to revenue. As a percentage of sales, the Company expects selling costs to remain relatively flat as the Company continues to open dispensaries and increase the number of dispensaries that it manages.

General and administrative expenses include costs incurred at the corporate offices, primarily related to personnel costs, benefits, share-based compensation and other professional service costs. The Company expects to continue to invest considerably in this area to support aggressive expansion plans and to support the increasing complexity of the cannabis business. The Company expects to continue to incur acquisition and transaction costs related to acquisitions and the combination with Cannex through the end of 2019.

Provision for Income Taxes

The Company is currently a pass through entity that does not directly pay income taxes. The Company’s subsidiaries that are taxed as C Corporations pay corporate taxes and related tax expense of $501,153 is included in the statements of operations for the three months ended March 31, 2019. No income taxes were due for the prior year as the Company had not acquired HPI or the Arizona dispensary manager and the Pennsylvania dispensary had not opened.

As the Company operates in the legal cannabis industry, it is subject to the limitations of IRC Section 280E under which taxpayers are only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E and a higher effective tax rate than most industries. Therefore, the effective tax rate can be highly variable and may not necessarily correlate to pre-tax income or loss.

Liquidity, Financing Activities During the Period, and Capital Resources

As of March 31, 2019, the Company had total current liabilities of $25,728,084 and a cash balance of $3,831,375, as compared to $12,068,035 and $1,262,733 as of March 31, 2018. In May 2019, the Company obtained a $50 million loan to finance capital expenditures and to provide working capital. The business combination with Cannex is expected to close on or before July 31, 2019 and will provide additional capital to the Company. If the merger does not close, then the Company will seek to raise additional capital through either obtaining additional loans or by selling equity to existing or new investors.

The Company is a high-growth company. It is generating cash from sales and is deploying its capital reserves to acquire and develop assets capable of producing additional revenues and earnings over the near term. The Company expects increased cash flows once it is able to sell to the adult-use market in Massachusetts in the third quarter of 2019 and in the Illinois market in early 2020. This additional cash flow plus expected repayments of interest and loans from related parties, is expected to decrease the need for additional capital.

Cash Flows

Cash Used in Operating Activities

Net cash used in operating activities was $4,886,624 for the three months ended March 31, 2019, an increase of $3,115,101 as compared to the three months ended March 31, 2018. The increase in net cash used in operating activities was primarily due to increases in SG&A expenses as well as associated professional fees and legal expenses associated with the HPI and Arizona acquisitions and pending Cannex business combination.

Cash Flow from Investing Activities

Net cash used in investing activities was $5,337,707 for the three months ended March 31, 2019, an increase of $2,708,682 as compared to $2,629,025 for the three months ended March 31, 2018. The increase in net cash used in investing activities can largely be attributed to the $3,258,291 paid in cash for the acquisition of the Arizona dispensary manager. This was partially offset by decreased loans to related parties and decreased purchases of property and equipment.

Cash Flow from Financing Activities

Net cash provided by financing activities was $12,797,972 for the three months ended March 31, 2019, an increase of $10,302,558 as compared to $2,490,414 for the three months ended March 31, 2018. The increase in net cash provided by financing activities was due to a $13 million loan that was received from Cannex in 2019.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

Transactions with Related Parties

At March 31, 2019 and December 31, 2018, amounts due from related parties were $14,920,453 and $12,611,951 respectively for loans to cannabis license holders for the construction of dispensaries and production facilities.

At March 31, 2019 amounts due to related parties were $13,073,943 which represents the $13 million loan from Cannex plus accrued interest. Nothing was due to related parties at December 31, 2018.

Completed and Proposed Transactions

On February 22, 2019, the Company completed an acquisition of PHX Interactive, LLC., an entity that manages and lends to Greens Goddess Products, Inc., a cannabis license holder and dispensary operator in Phoenix, Arizona. The purchase price was $6 million and $3.35 million was paid in cash and $2.5 million was paid in kind by issuing 5,136.11 Class F units. The remaining $150,000 is held by the Company and will be used to pay income taxes for 2018 or will be paid to the sellers. In March 2019, the Company settled certain legal matters on behalf of the sellers for approximately $350,000. The Company has agreed to defend certain other legal actions against the sellers and PHX Interactive, LLC. and will record a liability for the estimated costs to defend and settle these legal actions. This legal liability will be included in the purchase price accounting for the acquisition.

On March 1, 2019, the Company signed a definitive agreement with Cannex Capital Holdings, Inc. (“Cannex”) for a business combination, whereby the former securityholders of Cannex and 4Front will become securityholders in the combined company (the “Resulting Issuer”). Cannex leases real estate and provides packaging, IP and consulting services to cannabis production facilities in the state of Washington. Cannex and 4Front are arm’s length parties. In connection with the transaction, an application has been made to list the Resulting Issuer’s subordinate voting shares for trading on the Canadian Security Exchange (“CSE”). The transaction was approved by shareholders of Cannex and the CSE has conditionally approved the resulting issuer for listing. The 4Front members are expected to approve the transaction and the transaction is expected to close in late July 2019. The issuance of Multiple Voting Shares of the Resulting Issuer will give 4Front key shareholders voting control of the Resulting Issuer. Cannex and 4Front have agreed to a termination fee applicable under certain circumstances of $10 million.

Changes in Accounting Practices

On January 1, 2019, the Company adopted IFRS 16, Leases, which will replace IAS 17, Leases. The Company elected to implement IFRS 16 using a modified retrospective approach where the Company recognized the cumulative effect of the initial application as an adjustment to the opening balance of equity as of January 1, 2019 and comparatives are not restated. This resulted in the elimination of $229,547 in deferred rent credits on the existing operating leases as of 12/31/18. On January 1, 2019 the Company recognized $4,634,658 in Right-Of-Use-Assets and a $4,634,658 in Lease Liabilities which represented the net present value of future lease payments at January 1, 2019. The Right-Of-Use-Assets are being depreciated on a straight-line basis over the life of the lease. Beginning on January 1, 2019, lease payments are allocated to interest expense on the Lease Liability and the amortization of the Lease Liability.

The effect of implementing IFRS 16 is that rent expense is no longer recorded as part of Selling, General and Administrative Expenses, and instead amortization expense and interest expense is recorded. Interest expense is higher with early lease payments and gradually decreases through the life of the lease. This increases total expense in the early years of each lease and will decrease total expenses later in the lease period.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

Significant judgements, estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

I.	Estimated Useful Lives and Depreciation of Property and Equipment (Also see Note 8)

Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

II.	Estimated Useful Lives and Amortization of Intangible Assets (Also see Note 2)

Amortization of intangible assets is recorded on a straight-line basis over the estimated useful life of the intangible asset. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

III	Biological Assets

Management is required to make estimates in calculating the fair value of biological assets and harvested cannabis inventory. These estimates include a number of assumptions, such as estimating the stages of growth of the cannabis, harvested costs, sales price and expected yields.

IV	Equity Based Compensation

The fair value of equity based compensation expenses are estimated using the Black-Scholes pricing model and rely on a number of estimates, including the life of the grant, the volatility of the underlying unit price, the risk free rate of return, and the estimated rate of forfeiture of units granted.

V	Business Combinations (Also see Note 5)

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. Contingent consideration is measured at its acquisition-date fair value and is included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. Amortization of intangible assets is recorded on a straight-line basis over the estimated useful life of each respective asset.

Financial Instruments and Financial Risk Management

The Company’s financial instruments consist of cash, account receivable, notes receivable and accrued interest from related parties, accounts payable, accrued liabilities, notes payable to related parties, and convertible notes. The carrying values of these financial instruments approximate their fair values as of March 31, 2019 and December 31, 2018.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are: Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities; Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and Level 3 – Inputs for the asset or liability that are not based on observable market data.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instruments related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

Credit Risk

Credit risk is the risk of a potential loss to the Company if a third party or a related party to a financial instrument fails to meet its contractual obligations. As of March 31, 2019 and December 31, 2018, the maximum credit exposure related to the carrying amounts of Notes Receivable and Accrued Interest from Related Parties were $14.9 million and $12.6 million respectively.

The Company maintains cash with federally insured financial institutions. As of March 31, 2019 and December 31, 2018, the Company exceeded federally insured limits by approximately $3.0 million and $0.5 million respectively. The Company has historically not experienced any losses in such accounts.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to raise sufficient capital to settle obligations and liabilities when due.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company keeps cannabis inventory levels at their dispensaries low to manage the risk of falling inventory values.